                                                                      EXHIBIT 19
Clean Diesel Technologies, Inc.


1996 Annual Report



                                      LOGO

LOGO
Clean Diesel Technologies(TM) (NASDAQ: CDTI)


The Company is developing and commercializing proprietary technologies, products and systems to improve efficiency and to reduce emissions from diesel and gasoline engines.

The Company is focused on two areas:
PLATINUM FUEL CATALYST (PFC)
The Company's PFCs are marketed under the Platinum Plus(R) trademark. They are organo-metallic compounds of platinum group metals. Using the PFC, minute amounts of platinum catalyst are continually deposited in the engine, thereby improving combustion within the engine. They then travel through to the exhaust where they increase the catalytic activity of the exhaust treatment system.

The PFCs enhance the performance of diesel catalytic oxidizers and particulate traps as well as gasoline catalytic converters.

Sales of the Platinum Plus products have started in 1997 through a cooperative marketing agreement with Holt Lloyd International Ltd., U.K.

The Company has several joint programs under way with engine companies, additive companies, oil companies and emission control companies.

NOx CONTROL PRODUCTS
In cooperation with others, the Company is developing the Selective Catalytic Reduction (SCR) system for diesel engines using urea as the reagent. The system reduces NOx by 65%-90% and allows the engine manufacturer to make significant improvements in fuel economy.

Sales of these products are expected to start in 1998.

The Company has announced a cooperative partnership with the Engelhard Corporation to develop and commercialize the urea SCR system for stationary diesels. It may be expanded to mobile applications.

Chairman's Letter

1996 was an excellent year for the Company. It continued development of its technologies and was successful in building alliances with several of the leading companies in its industry.

         At the start of 1996 the Company had $8.9 million in cash and receivables from the Rights Offering and $0.7 million in debt. Expenses and costs of technical and market development for the year at $3.8 million were within budget, and as of January 1997 CDT had $5.3 million in cash and short-term investments and $0.7 million in debt.

         The Company began selling its Platinum Fuel Catalysts for diesel products under the Platinum Plus trademark early in 1997. Last year it also developed a Platinum Plus gasoline product, which maintains or rejuvenates catalytic activity of automotive catalytic converters -- a product unique in its field. The Company expects its gasoline product to be launched in the near future. The initial focus for both the diesel and gasoline products is the after-market, for which the Company has entered into a marketing agreement with Holt Lloyd International Ltd. for Europe and Asia. Further marketing agreements for North, Central and South America are under discussion with interested parties. The Company is also exploring opportunities for selling its fuel additives to the premium fuels market through arrangements with fuel refineries and additive companies.

         The Platinum Fuel Catalysts are proving to be synergistic with "after-engine" emission control systems by enhancing performance and extending durability of these systems. This applies to the catalytic oxidizers and particulate traps for diesel engines, and to three-way catalytic converters (autocat) for gasoline engines.

         In recent years diesel engine manufacturers have focused on reducing emissions by changes in engine design. Great improvements have been achieved, yet much more has to be done to meet the levels engine manufacturers have agreed to meet in the future for reduction of nitrogen oxides (NOx). Engine design changes which reduce NOx increase fuel consumption and output of particulates
(PM) and hydrocarbons (HC), so activity is shifting to after-engine NOx reduction systems, allowing the engine to be tuned for fuel consumption improvements. The Company is developing technology for after-engine NOx reduction, and has formed a cooperative program with Engelhard and Nalco Fuel Tech to develop and commercialize NOx reduction systems for stationary diesel engines. Joint engine tests have shown the ability to reduce NOx by 65%-90%.

         Sales of these NOx systems may start in 1998 and will take time to build up. The world production of diesel engines is now some 8 million units per year, so the potential market is very significant, and there are also substantial opportunities in the retrofit market to control emissions from existing engines.

         We have been able to build up our staff by attracting some key individuals from the industry. In addition, the Company continues to strengthen its patent and intellectual property portfolio, a key asset for a technology company. To all the staff (three of whom have been associated with the technologies for several years) I offer my thanks as well as to the shareholders who have supported the Company since its founding.

/s/ Ralph E. Bailey
---------------------------
Ralph E. Bailey, Chairman

Operations Review

After completing the Rights Issue and spin-off from Fuel-Tech N.V. in December 1995, and repaying $2.1 million of debt, Clean Diesel Technologies, Inc. (CDT) started last year with net cash and receivables from the Rights Offering of about $8.9 million, to be primarily applied to research and development, field trials, marketing, and patent prosecution and maintenance. During 1996 the Company began exploring potential collaborations with engine manufacturers, additive companies, catalyst companies and oil companies, and focused on combining its technology with new engine designs. Efforts were also focused on developing sales for the Platinum Fuel Catalyst (PFC) and on expanding the technology into the control of nitrogen oxides (NOx) for diesel engines.

The Company made great progress in 1996 both in marketing its PFC and in proving and extending its technologies. Marketing outlets were established for the PFC under the Platinum Plus label for diesel fuels. The Company also developed a Platinum Plus product for gasoline. Both Platinum Plus products are being launched in Europe in the near term.

The Company made significant progress in establishing a second business line in NOx reduction during 1996. The first focus is on NOx reduction for large stationary engines for power generation. CDT formed a collaborative development and marketing agreement with Engelhard and Nalco Fuel Tech to commercialize the NOxOUT(R) SCR technology for stationary diesels. Diesel engine generators in the 1 to 10 Megawatt range that can be installed quickly are now a very cost-effective means of generating power, so their use is expected to increase substantially in the next few years. The Company is also exploring potential collaborations to commercialize NOx control technologies in the heavy-duty transport sector.

PLATINUM FUEL CATALYSTS

These are fuel additives comprised of platinum, rhodium or palladium which are used in minute concentrations in fuel (costing a few cents per gallon of fuel treated) to improve combustion, reduce emissions and improve the performance and reliability of emission control equipment.

PLATINUM PLUS - EUROPE AND ASIA
In September 1996 CDT entered into an agreement with Holt Lloyd International Ltd., the world's largest car care company, to market the PFC under the Platinum Plus trademark for diesel fuel in Europe and Asia. The product is now on sale in the first market, France, as a packaged product sold to consumers through major retail outlets and service stations. Rollout in additional markets is planned through 1997/1998.

The Holt Lloyd agreement provided for joint funding of the development of a gasoline product. The consequent testing proved that PFCs significantly improve the performance of catalytic converters in gasoline engines, especially when they are aged. There are no similar products addressing this market. Holt Lloyd now anticipates launching a gasoline product containing the Company's PFC in the next few months. The Company considers the after-market to be a most valuable market in which to create consumer awareness while generating near-term cash flow.

PLATINUM PLUS - THE AMERICAS
This market is not covered by the agreement with Holt Lloyd. Discussions are in progress with several potential partners for the distribution and marketing of Platinum Plus in the Americas.

PFCS FOR PARTICULATE TRAPS AND CATALYTIC OXIDIZERS
The most effective method of reducing diesel particulate (smoke) is by particulate trap or catalytic oxidizer. There are limitations when these devices are used alone which the PFC has been proven to ameliorate. In December CDT announced the results of two separate tests on typical London bus engines, one on a Gardner engine and one on a Cummins engine. The combination of PFC and catalytic oxidizer established new levels of performance in both cases. This work was conducted in conjunction with Lubrizol's Engine Control Systems subsidiary, a leading supplier of oxidizers and traps. Joint marketing efforts to fleets are expected to commence in 1997. The company also reached agreement in principle with Cummins Engine's Advanced Technology Group to develop the application of the PFC with oxidizers and traps for a new generation of low-emission engines. Work commences in 1997.

In recent years there has been growing focus on the application of particulate traps to control emissions from diesel engines. Indeed, the U.K. Government announced in the November 1996 budget a substantial rebate in excise duty for vehicles using particulate traps beginning January 1998. The PFC significantly improves the performance of particulate traps. Cooperative programs are under way with several suppliers of trap systems.

PREMIUM DIESEL
The use of PFC in both gasoline and diesel engines is showing a consistent pattern of increasing the activity of catalytic surfaces and thus increasing their lives and reducing emissions overall. Discussions are under way in the U.S., Europe and the Pacific Rim with oil companies interested in the PFC for application across a range of engines, fuels and markets. Significant fleet testing commenced in July 1996 and will continue in 1997 to support Premium Diesel marketing efforts with oil companies. The effectiveness of the PFC in engines not fitted with catalysts or traps is proving to be variable in fleet tests, but many new vehicles are fitted with either oxidizers, converters or traps where PFCs perform consistently. Engine manufacturers are increasingly inclined to adopt one of these systems.

TOTAL MARKET FOR PFCS
The total worldwide usage of diesel and gasoline fuels is in the order of 350 billion gallons per annum of which approximately 150 billion gallons are diesel and 200 billion gallons are gasoline. At a projected treatment cost of 2 cents (U.S.)/gallon of fuel, each 1% of the market represents a $70 million revenue opportunity.


HEALTH EFFECTS AND THE USE OF METALLIC ADDITIVES
Certain metallic additives have come under scrutiny for their possible effects on health. While PFCs are already registered in the U.S. and did not strictly need to be registered in Europe, where there are no rules for testing such additives, the Company considered it prudent to take a much more proactive view. Therefore, in 1996 the Company began discussions with the Ministry of Transport and the Ministry of Health, regulatory authorities in the United Kingdom, asking for specific consent to the use of platinum metal additives in diesel fuel. In December 1996 the following response was received from the United Kingdom Ministry of Health's Committee on Toxicity: "The Committee is satisfied that the platinum emissions from vehicles would not be in an allergenic form and that the concentrations were well below those known to cause human toxicity." In the U.S. the Company is planning for additional engine testing to maintain its EPA registration as required of all fuel and fuel additive manufacturers. Engine test results show that the amount of platinum emitted from use of the Company's PFC is roughly equivalent to platinum attrition from automotive catalytic converters.

NOx REDUCTION SYSTEMS AND ADDITIVES
NOx emissions from diesel engines represent as much as half of the emissions from the transport sector in some parts of the U.S. and Europe. Diesel engines emit much more NOx than gasoline vehicles. The catalytic converter systems used in gasoline engines to reduce NOx do not work in diesel engines. This presents a great opportunity since, while much can be done by engine design changes, this is not enough for many applications. CDT is working on two programs to commercialize NOx reduction systems:

NOx REDUCTION FOR HEAVY-DUTY DIESEL ENGINES
In December CDT reached an agreement with Engelhard and Nalco Fuel Tech to commercialize a system of Selective Catalytic Reduction (SCR) for a manufacturer of power-generation diesels. The technology for this system comprises a reagent metering and gasification unit (CDT/Nalco Fuel Tech) followed by a catalyst (Engelhard) and system reagent supply (CDT/Nalco Fuel Tech). Development programs are in progress, and performance and durability tests are scheduled for 1997. This system has demonstrated up to 90% NOx reduction in joint engine test programs. It is synergistic in that it will have the economic benefit of allowing manufacturers to optimize fuel economy while also minimizing NOx and particulate emissions. Furthermore, this system does not require very low-sulfur fuel. Based on interest in the U.S. and Europe, the partners are exploring expanding the agreement to the automotive sector.

RETROFIT NOx REDUCTION FOR HEAVY-DUTY DIESEL ENGINES
CDT conducted a cooperative program with the U.S. EPA and the Department of the Navy in 1996 to demonstrate the application of LOE-NOx(TM) diesel fuel and water emulsion technology as a retrofit technology for harbor vessels. The types of engines used in these vessels are of similar size and type to heavy-duty transport engines. The parties are exploring a move to shipboard evaluation in 1997. LOE-NOx technology involves the supply of blending equipment and specialty chemicals to dispense water-in-oil and maintain lubricity. In addition, the Company is working with another major U.S. engine manufacturer for application of the LOE-NOx technology to stationary diesels used for power generation.

MARKET FOR NOx REDUCTION SYSTEMS AND ADDITIVES
CDT finds the NOx control market attractive; there are more than 8 million diesel engines of all types manufactured annually. These new engines represent a very large market initially for power generation, starting in 1998, and then for off-road vehicles and heavy-duty transport vehicles after the year 2000. Since the average life of a diesel engine is between 10 and 30 years, there are also substantial markets for retrofit applications because older engines are high NOx producers and regulations are tightening for existing vehicles as well.

TECHNOLOGY
During 1996 CDT filed an additional five patent applications and now has a total of 24 patents granted and 21 patent applications. These patents and patent applications cover means of controlling the four principal emissions from diesel engines (NOx, particulates, CO and HC). CDT's focus is on integrating its technologies with other emission control systems to work with the engine manufacturers and emissions control companies in optimizing specific systems for each engine type. This broad patent position supports and protects CDT in its cooperative efforts with the major players in the market. Fundamental patents were issued in 1996 covering the use of the PFC with oxidizers. Four new applications were filed on advanced urea SCR technology for NOx reduction.

BUSINESS STRUCTURE
The Company has outsourcing arrangements with two companies in the precious metal refining industry and may make arrangements with others. The Company has made the product itself in the past, but considers outsourcing to a precious metal refinery to be more cost effective.

The Company's strategy is to market its technologies indirectly through additive companies, emission control (catalyst) companies, engine manufacturers and oil companies by integrating its technologies into the new low-emission engine and after-engine systems now being developed. If this strategy proves successful, the Company will not likely need to make significant increases in its marketing staff.

Clean Diesel Technologies, Inc.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The Company was incorporated on January 19, 1994, as a wholly owned subsidiary of Fuel-Tech N.V. ("Fuel Tech"). Predecessor financial information included below for the period January 1, 1992, through January 18, 1994, reflects the Company's operations prior to incorporation, at which time it was accounted for as part of Fuel Tech. Effective December 12, 1995, Fuel Tech completed a Rights Offering of the Company's common shares, with Fuel Tech retaining a 27.6% ownership interest in the Company. Net proceeds of the Rights Offering of $10.5 million were contributed to the Company by Fuel Tech. The Company is a development stage enterprise and its efforts from January 1, 1992 (date of inception), to the present time have been devoted to the research and development of a Platinum Fuel Catalyst ("PFC") and nitrogen oxide ("NOx") reduction technologies to reduce emissions from diesel engines. There were no material activities related to the Company's business in 1990 or 1991. Prior to 1990, the activities of Fuel Tech (the Company's parent) were focused on other applications of Platinum Fuel Catalysts that are unrelated to the Company's present or contemplated business and were not material to the overall development of the Company's product. Therefore, such costs have been excluded from the determination of the Company's development costs.

RESULTS OF OPERATIONS
1996 VERSUS 1995
General and administrative expenses increased to $1,842,000 in 1996 from $963,000 in 1995. The increase was due to expenses associated with the Company establishing its offices, the recruitment and hiring of additional staff and increased management and administrative costs provided by Fuel Tech pursuant to a management and services agreement. In the first six months of 1996, a greater portion of Fuel Tech management's time was spent on the Company's business activities, which included research programs, establishing relationships with potential marketing partners and hiring staff. The Company established its own payroll and hired some of these executives full time in August 1996. The Company anticipates a modest increase in general and administrative expenses in 1997, primarily attributable to employees hired during 1996 being employed for the full year in 1997, as well as a small increase in headcount required to support an anticipated increase in commercial activities in 1997.

Research and development expenses were $1,747,000 in 1996 versus $796,000 in 1995. The increase is primarily due to significant testing on light-duty and heavy-duty engines using the Company's PFC alone and with a catalytic oxidizer. These test programs were conducted in conjunction with potential marketing partners. The Company also hired three senior technical employees during the year, and its senior officers, who were Fuel Tech employees in 1995, spent a greater percentage of their time developing and managing research projects in 1996 than in 1995. The Company anticipates an increase in research and development expenses in 1997, primarily due to testing required by government regulators on the health effects of the Company's PFC, as well as the compensation of senior technical personnel, hired in 1996, who will be developing and managing research programs for the full year in 1997.

Patent filing and maintenance expenses were $223,000 in 1996 versus $199,000 in 1995. The increase was primarily attributable to the preparation and filing of new patent applications.

1995 VERSUS 1994
General and administrative expenses increased to $963,000 in 1995 from $507,000 in 1994. The increase was due to an increase in expenses for management and administrative costs provided by Fuel Tech. In 1995 a greater portion of Fuel Tech management's time was spent on the Company's business activities, which included research programs, the development of sources of supply of the Company's PFC in both the United States and South Africa, establishing relationships and joint research programs with potential marketing partners, raising funds through a public offering and patent filings.

Research and development expenses were $796,000 in 1995, compared with $441,000 in 1994. The increase was primarily due to charges related to the completion of test programs that commenced in 1994 and significant testing of the Company's PFC on light-duty diesel vehicles. Additionally, more of Fuel Tech management's time was devoted to the planning, supervision and evaluation of these research programs.

Patent filing and maintenance increased to $199,000 in 1995 from $158,000 in 1994. The increase was primarily due to the preparation and filing of new patent applications.

LIQUIDITY AND SOURCES OF CAPITAL
The Company is a development stage company and has incurred losses since inception aggregating $7,089,000 at December 31, 1996. The Company expects to incur losses through the foreseeable future as it further pursues its research, development and commercialization efforts. In December 1995 the Company raised approximately $10.5 million, net of offering expenses and broker-dealer commissions of approximately $1.3 million, through a Rights Offering of its shares by Fuel Tech.

For the years ended December 31, 1994, 1995 and 1996, and for the period from January 1, 1992, through December 31, 1996, the Company used cash of $916,000, $1,810,000, $3,520,000 and $6,715,000, respectively, in operating activities. During 1996 the Company expended $76,000 for the purchase of furniture, fixtures and computer equipment. In 1997 the Company expects such expenses to be less than 1996. In 1997 the Company expects to hire additional technical and marketing personnel. Additionally, the Company has budgeted increased spending in 1997 and 1998 on research and development programs over 1996. Some of these programs will be jointly funded by other companies. The Company believes that it has sufficient cash balances to fund its requirements through March 31, 1998. The Company does have the ability to control much of its research and development costs to conserve cash, either by delaying or canceling certain research programs. At December 31, 1996, the Company was committed to fund $89,000 for research and development which will be completed in the first half of 1997. The Company will, however, require additional financing in the future. In order to meet such needs, management anticipates pursuing raising funds in 1997 through a private placement or a secondary offering of its shares. The amount management seeks to raise will depend on the Company's stock price, market conditions and the status of the development and commercialization of the Company's technologies. However, there is no guarantee that the Company will be able to raise such capital on terms satisfactory to the Company.

At December 31, 1995 and 1996, the Company had cash, cash equivalents and short-term investments of $6,848,000 and $5,270,000, respectively. Working capital at those dates was $8,395,000 and $4,109,000, respectively. In December 1995 the Company repaid Fuel Tech approximately $2.3 million in loans and advances. At December 31, 1996, the Company owed Fuel Tech $745,000 under a demand note, bearing interest at 8% per annum. Subsequent to December 31, 1996, $250,000 of such amount was repaid.

Effective as of October 28, 1994, Fuel Tech licensed to the Company all patents and rights associated with its Platinum Fuel Catalyst technology. In exchange for the technology license, the Company will pay Fuel Tech a royalty of 2.5% of its annual gross revenue from sales of the Platinum Fuel Catalyst, commencing in 1998. The license agreement expires in 2008, at which time the Company will have the right to have Fuel Tech assign it the underlying technology. The Company may purchase the technology subject to the license agreement at any time prior to 2008 for $12 million. The license agreement requires the Company to maintain the technology at its own expense.

In September 1996 the Company entered into a supply agreement with Holt Lloyd International Ltd. ("Holt") of the United Kingdom to sell the Company's PFC under the Platinum Plus(R) trademark for use with Holt's fuel additives in the consumer car care market for aftertreatment of fuel for both new and used diesel engines in vehicles. The agreement covers territories worldwide except for North, Central and South America. This agreement has a 10-year term with extension options. The exclusivity of the agreement is determined by the attainment (or reasonable effort toward the attainment) of predetermined minimum performance levels for each territory on a calendar-year basis. The Company's PFC was test-marketed by Holt in Europe in the fourth quarter of 1996, with commercial sales to commence in the first quarter of 1997.

FORWARD-LOOKING INFORMATION
From time to time, information provided by the Company, statements made by its employees or information included in its filings with the Securities and Exchange Commission (including this Annual Report) may contain statements which are not historical facts, so-called "forward-looking statements." These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, including, but not limited to, product demand, pricing, market acceptance, litigation, risk of dependence on significant customers, third party suppliers and intellectual property rights, risks in product and technology development and other risk factors detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings.

Selected Financial Data                     (in thousands except per share data)

The Company was incorporated on January 19, 1994, as a wholly owned subsidiary of Fuel Tech. Predecessor financial information included below for the period January 1, 1992, through January 18, 1994, reflects the Company's operations prior to incorporation, at which time it was accounted for as part of Fuel Tech. Effective December 12, 1995, Fuel Tech completed a Rights Offering of the Company's common shares, with Fuel Tech retaining a 27.6% ownership interest in the Company. The Company is a development stage enterprise and its efforts from January 1, 1992, to the present time have been devoted to the research and development of a Platinum Fuel Catalyst and nitrogen oxide reduction technologies to reduce emissions from diesel engines. There were no material activities related to the Company's business in 1991. Prior to 1990, the activities of Fuel Tech were focused on other applications of Platinum Fuel Catalysts that are unrelated to the Company's present or contemplated business and were not material to the overall development of the Company's product. Therefore, such costs have been excluded from the determination of the Company's development costs and from the selected financial data set forth below.

                                                                                                                Period from
                                                                                                              January 1, 1992
                                                              For the years ended December 31                     through
                                                 ----------------------------------------------------------     December 31,
                                                  1996          1995        1994          1993        1992          1996
                                                  ----          ----        ----          ----        ----          ----
STATEMENTS OF OPERATIONS DATA
Costs and expenses:
General and administrative...........            $1,842        $  963      $  507         $ --        $  --        $3,312
Research and development.............             1,747           796         441           86          262         3,332
Patent filing and maintenance........               223           199         158           45           76           701
                                                  -----        ------      ------         ----         ----        ------
Loss from operations.................             3,812         1,958       1,106          131          338         7,345
Interest (income) expense, net.......              (323)           66           1           --           --          (256)
                                                  -----        ------      ------         ----         ----        ------
Net loss during development stage....            $3,489        $2,024      $1,107         $131         $338        $7,089
                                                  =====        ======      ======         ====         ====        ======
Net loss per common share............            $ 1.40        $  .79      $  .43          N/A          N/A           N/A
Weighted average shares outstanding..             2,500         2,563       2,566          N/A          N/A           N/A


                                                                        December 31
                                                 -------------------------------------------------------------
                                                  1996          1995        1994          1993           1992
                                                  ----          ----        ----          ----           ----
BALANCE SHEET DATA
Current assets.......................            $5,595        $8,882      $  513         $ --           $ --
Total assets.........................             5,677         8,882         513           --             --
Current liabilities..................             1,486           487       1,370           --             --
Long-term liabilities................                --           745          --           --             --
Working capital (deficit)............             4,109         8,395        (857)          --             --
Stockholders' equity (deficiency)....             4,191         7,650        (857)          --             --

No dividends have been paid on the Company's common stock, and the Company does not intend to pay dividends in the foreseeable future. The Company had approximately 650 beneficial stockholders at December 31, 1996.

Clean Diesel Technologies, Inc. (A Development Stage Company)

Balance Sheets                                  (in thousands except share data)

                                                                                                     December 31
                                                                                                ----------------------
                                                                                                 1996            1995
                                                                                                ------          ------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...........................................................            $3,270          $6,848
Short-term investments..............................................................             2,000              --
Inventories.........................................................................               103              15
Stock subscription receivable.......................................................                --           2,018
Other current assets................................................................               222               1
                                                                                                ------          ------
Total current assets................................................................             5,595           8,882
Other assets........................................................................                82              --
                                                                                                ------          ------
Total assets........................................................................            $5,677          $8,882
                                                                                                ======          ======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses...............................................            $  741           $ 421
Due to Fuel-Tech N.V................................................................                --              66
Loan payable to Fuel-Tech N.V.......................................................               745              --
                                                                                                ------          ------
Total current liabilities...........................................................             1,486             487
Loan payable to Fuel-Tech N.V.......................................................                --             745
STOCKHOLDERS' EQUITY:
Preferred stock, par value $.05 per share, authorized 100,000 shares,
        no shares issued and outstanding............................................                --              --
Common stock, par value $.05 per share, authorized 5 million
        shares, issued and outstanding 2,500,000 shares.............................               125             125
Additional paid-in capital..........................................................            11,155          11,125
Deficit accumulated during development stage........................................            (7,089)         (3,600)
                                                                                                ------          ------
Total stockholders' equity..........................................................             4,191           7,650
                                                                                                ------          ------
Total liabilities and stockholders' equity..........................................            $5,677          $8,882
                                                                                                ======          ======

See accompanying notes.

Clean Diesel Technologies, Inc. (A Development Stage Company)

Statements of Operations                    (in thousands except per share data)





                                                                                                              Period from
                                                                                                            January 1, 1992
                                                                 For the years ended December 31                 through
                                                           -------------------------------------------         December 31,
                                                             1996               1995              1994            1996
                                                           -------           -------           -------           -------
Costs and expenses:
General and administrative ......................          $ 1,842           $   963           $   507           $ 3,312
Research and development ........................            1,747               796               441             3,332
Patent filing and maintenance ...................              223               199               158               701
                                                           -------           -------           -------           -------
Loss from operations ............................            3,812             1,958             1,106             7,345
Interest income .................................             (383)              (33)               --              (416)
Interest expense to Fuel-Tech N.V ...............               60                99                 1               160
                                                           -------           -------           -------           -------
Net loss during development stage ...............          $ 3,489           $ 2,024           $ 1,107           $ 7,089
                                                           =======           =======           =======           =======
Net loss per common share .......................          $  1.40           $   .79           $   .43               N/A
                                                           =======           =======           =======           =======
Average number of common shares outstanding......            2,500             2,563             2,566               N/A
                                                           =======           =======           =======           =======

See accompanying notes.

Clean Diesel Technologies, Inc. (A Development Stage Company)

Statements of Changes in                    (in thousands except per share data)
Stockholders' Equity (Deficiency)

                                                                                    Deficit
                                                                                  Accumulated                     Total
                                                  Common Stock      Additional      During        Net Parent  Stockholders'
                                             --------------------     Paid-In     Development      Company        Equity
                                             Shares        Amount     Capital        Stage        Investment   (Deficiency)
                                             ------        ------     -------        -----        ----------   ------------
Balance at January 1, 1994                      --         $ --      $    --       $   (469)        $ 469       $     --
Issuance of 2,500 common shares at
       $.10 per share to Fuel-Tech N.V.      2,500          125           125            --            --            250
Fuel-Tech N.V. capital contribution             --           --           469            --          (469)            --
Net loss for year                               --           --            --        (1,107)           --         (1,107)
                                             -----         ----       -------       -------          ----         ------
Balance at December 31, 1994                 2,500          125           594        (1,576)           --           (857)
Net loss for year                               --           --            --        (2,024)           --         (2,024)
Fuel-Tech N.V. capital contribution             --           --        10,531            --            --         10,531
                                             -----         ----       -------       -------          ----         ------
Balance at December 31, 1995                 2,500          125        11,125        (3,600)           --          7,650
Net loss for year                               --           --            --        (3,489)           --         (3,489)
Issuance of stock purchase warrants             --           --            30            --            --             30
                                             -----         ----       -------       -------          ----         ------
Balance at December 31, 1996                 2,500         $125       $11,155       $(7,089)         $ --         $4,191
                                             =====         ====       =======       =======          ====         ======

See accompanying notes.

Clean Diesel Technologies, Inc. (A Development Stage Company)

Statements of Cash Flows                                          (in thousands)

                                                                                                    Period from
                                                                                                  January 1, 1992
                                                             For the years ended December 31           through
                                                        --------------------------------------      December 31,
                                                           1996           1995           1994           1996
                                                           ----           ----           ----           ----
OPERATING ACTIVITIES
Net loss .........................................      $ (3,489)      $ (2,024)      $ (1,107)      $ (7,089)
Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation .................................            12             --             --             12
    Issuance of stock purchase warrants ..........            30             --             --             30
    Changes in operating assets and liabilities:
      Inventories ................................           (88)           (15)            --           (103)
      Other current assets .......................          (221)            (1)            --           (222)
      Accounts payable and accrued expenses ......           320            230            191            741
      Other assets ...............................           (18)            --             --            (18)
      Due to Fuel-Tech N.V .......................           (66)            --             --            (66)
                                                        --------       --------       --------       --------
Net cash used in operating activities ............        (3,520)        (1,810)          (916)        (6,715)
                                                        --------       --------       --------       --------
FINANCING ACTIVITIES
Proceeds from Rights Offering net of $630
    of brokerage commissions in 1995 .............         2,018          9,138             --         11,156
Expenses of Rights Offering ......................            --           (425)            --           (425)
Repayment of expenses of
    Rights Offering paid by Fuel-Tech N.V ........            --           (200)            --           (200)
Issuance of common stock to parent ...............            --             --            250            250
Net parent company investment ....................            --             --             --            469
Proceeds of loan from Fuel-Tech N.V ..............            --          1,695          1,179          2,874
Repayment of loan to Fuel-Tech N.V ...............            --         (2,063)            --         (2,063)
                                                        --------       --------       --------       --------
Net cash provided from financing activities ......         2,018          8,145          1,429       $ 12,061
                                                        --------       --------       --------       --------
INVESTING ACTIVITIES
Purchase of short-term investments ...............        (2,000)            --             --         (2,000)
Purchase of fixed assets .........................           (76)            --             --            (76)
                                                        --------       --------       --------       --------
Net cash used in investing activities ............        (2,076)            --             --         (2,076)
                                                        --------       --------       --------       --------
Net increase (decrease) in cash
    and cash equivalents .........................        (3,578)         6,335            513          3,270
Cash and cash equivalents at beginning of period .         6,848            513             --             --
                                                        --------       --------       --------       --------
Cash and cash equivalents at end of period .......      $  3,270       $  6,848       $    513       $  3,270
                                                        ========       ========       ========       ========
Cash payments for interest to Fuel-Tech N.V ......      $     63       $     --       $     --       $     63
NON-CASH ACTIVITIES
Contribution of net parent company
    investment to capital of the Company .........      $     --       $     --       $    469       $    469
Stock subscription receivable ....................      $     --       $  2,018       $     --       $  2,018
Issuance of stock purchase warrants ..............      $     30       $     --       $     --       $     30

See accompanying notes.

Notes to Financial Statements


1. BASIS OF PRESENTATION
Clean Diesel Technologies, Inc. (the "Company") was incorporated in the State of Delaware on January 19, 1994, as a wholly owned subsidiary of Fuel-Tech N.V. ("Fuel Tech"). Predecessor financial information included in the accompanying financial statements for the period January 1, 1992, through January 18, 1994, reflects the Company's operations prior to incorporation, at which time it was accounted for as part of Fuel Tech. As more fully discussed in Note 4, effective December 12, 1995, Fuel Tech completed a Rights Offering of the Company's common shares. Accordingly, at December 12, 1995, Fuel Tech held a 27.6% interest in the Company's common shares.

The Company is a development stage enterprise and its efforts from January 1, 1992, through December 31, 1996, have been devoted to the research and development of Platinum Fuel Catalysts ("PFCs"), some of which were licensed to the Company by Fuel Tech, and nitrogen oxide ("NOx") reduction technologies for diesel engines (see Note 6). There were no material activities related to the Company's business in 1990 or 1991. Prior to 1990, the activities of Fuel Tech were focused on other applications of Platinum Fuel Catalysts that are unrelated to the Company's present or contemplated business and were not material to the overall development of the Company's product. Therefore, such costs have been excluded from the determination of the Company's development costs.

The Company expects to begin selling its PFCs on a commercial basis in the first half of 1997, for use in the aftertreatment of fuel (see Note 8). In order to sell the PFCs in other markets, however, additional research and development testing will be required. The Company's NOx control technologies will also require additional research and development testing to determine their commercial viability. The commercialization of these technologies will depend upon the success of field tests, cost-effective production of PFCs and governmental regulations principally by the Environmental Protection Agency, and corresponding foreign and state agencies. If the accomplishment of some or all of these objectives is delayed, the Company may require additional capital to continue the development of its technologies, and there can be no assurance that such capital will be available. The Company's management believes that the Company has adequate capital to fund its operations through the first quarter of 1998. The Company does have the ability to control much of its research and development costs to conserve cash, either by delaying or canceling certain research programs. The Company will, however, require additional financing in the future. In order to meet such needs, management anticipates pursuing raising funds in 1997 through a private placement or a secondary offering of its shares. The amount management seeks to raise will depend on the Company's stock price, market conditions and the status of the development and commercialization of the Company's technologies. However, there is no guarantee that the Company will be able to raise such capital on terms satisfactory to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES
USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS AND FINANCIAL INSTRUMENTS
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 1996, substantially all of the Company's cash and cash equivalents consisted of a $1.5 million Eurodollar deposit with a banking institution and $1.4 million in U.S. Government obligations. At December 31, 1995, substantially all of the Company's cash and cash equivalents were on deposit with one banking institution.

All financial instruments are reflected in the accompanying balance sheets at amounts which approximate fair value.

Short-term investments consist of United States government-backed mortgages which mature in June 1997. The Company has classified such investments as held to maturity and, accordingly, they are carried at amortized cost in the accompanying balance sheet.

INVENTORIES
Inventories are stated at lower of cost or market and consist of finished product.

RESEARCH AND DEVELOPMENT COSTS
Costs relating to the research, design and testing of products are charged to operations as they are incurred. These costs include test programs, salaries and related costs, consultancy fees, materials and certain testing equipment. The cost of patent filings and maintenance are also charged to operations as they are incurred.

STOCK-BASED COMPENSATION
The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Under the Company's current plans, options may be granted at not less than the fair market value on the date of grant and therefore no compensation expense is recognized for the stock options granted. In 1996 the Company adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

NET LOSS PER COMMON SHARE
Net loss per common share is based on the average number of shares of common stock outstanding during each year. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the registration of the Company's common stock on December 12, 1995 (effective date of the Rights Offering), have been included in the calculation as if they were outstanding for all periods, using the treasury stock method and the initial public offering price of $6.50 per share.

3. TAXATION
The Company accounts for income taxes in accordance with the "liability method" and, effective December 12, 1995, the company files its own federal income tax returns. Prior to such date, the Company's operations were included in the consolidated income tax return of Fuel Tech, Inc.

At December 31, 1996, the Company had tax losses available for offset against future years' earnings of approximately $6.4 million and temporary differences were insignificant as of such date. Approximately $0.9 million, $2.0 million and $3.5 million of the tax loss carryforward expire in 2009, 2010 and 2011, respectively. The Company has not recognized any benefit for the aforementioned tax loss carryforward.

Under the provisions of the United States Tax Reform Act of 1986, utilization of the Company's federal tax loss carryforward (for the period prior to December 12, 1995) may be limited as a result of the ownership change in excess of 50% related to the Fuel Tech Rights Offering (see Note 4).

4. STOCKHOLDERS' EQUITY
The Company was incorporated in January 1994 and was capitalized by Fuel Tech's subscription to all of the Company's common stock in exchange for $250,000 in cash. Furthermore, in 1994 Fuel Tech made a $469,000 capital contribution to the Company, which amount was equivalent to the Company's operating losses from January 1, 1992, through December 31, 1993.

On December 12, 1995, Fuel Tech completed a Rights Offering to its existing shareholders of 72.4% of the Company's common shares, retaining 27.6% of the common shares outstanding. Under the terms of the offering, each Fuel Tech shareholder and holder of Fuel Tech's Nil Coupon Non-redeemable Convertible Unsecured Loan Notes ("Note Holders") received a right to purchase one common share of the Company for every 7.65 Fuel Tech shares (or notes convertible into 7.65 Fuel Tech shares) held for $6.50 per Company share. Holders of Fuel Tech options were also allowed to participate, if requested, under the same terms. Two million of the 2.5 million Company shares held by Fuel Tech were offered in the Rights Offering.

Approximately 1.8 million Company shares were purchased in the offering, which raised net proceeds, after expenses and broker-dealer commissions aggregating $1.3 million, of approximately $10.5 million, all of which was contributed by Fuel Tech to the Company. In December 1995, after the offering was completed, the Company paid Fuel Tech approximately $2.3 million, which represented the repayment of certain loans made to the Company ($2.1 million), as well as certain expenses of the Rights Offering paid by Fuel Tech ($200,000).

As a result of the Rights Offering, and Fuel Tech's capital contribution of the net offering proceeds, the Company's additional paid-in capital increased by approximately $10.5 million.

On December 26, 1995, the Company's common stock commenced trading on the National Association of Securities Dealers Quotation System (NASDAQ) under the symbol "CDTI."

5. STOCK OPTIONS AND WARRANTS
The Company maintains a stock award plan, the 1994 Incentive Plan (the "Plan"). Under the Plan awards may be granted to participants in the form of Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Awards, Bonuses or other forms of share-based or non-share-based awards or combinations thereof. Participants in the Plan may be such of the Company's directors, officers, employees, consultants and advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of the Company's business. The Company includes 50%-owned subsidiaries or affiliates. In 1996 stockholders amended the Plan to increase from 10% to 12 1/2% the percentage of outstanding shares of the Company used to determine the maximum number of awards to participants. The policy of the Board has been to grant stock options vesting in three equal portions on the first through third anniversaries of the grant date.

If compensation expense for the Company's plan had been determined based on the fair value at the grant dates for awards under its plans, consistent with the method described in SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                 1996                   1995
                                -----------------------------
Net loss:
As reported                     $3,489                 $2,024
Pro forma                        3,600                  2,031

Loss per share:
As reported                      $1.40                   $.79
Pro forma                         1.44                    .79

In accordance with the provisions of SFAS No. 123, the pro forma disclosures include only the effect of stock options granted in 1995 and 1996. The application of the pro forma disclosures presented above are not representative of the effects SFAS No. 123 may have on operating results and earnings (loss) per share in future years due to the timing of stock option grants and considering that options vest over a period of three years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The fair value of each option grant, for pro forma disclosure purposes, was estimated on the date of grant using the modified Black-Scholes option pricing model with the following weighted-average assumptions:

                                   1996       1995
                                   ---------------
Expected dividend yield            0.0%       0.0%
Risk-free interest rate            6.8%       6.4%
Expected volatility               54.3%      65.4%
Expected life of option          4 years    4 years

The following table presents a summary of the Company's stock option activity and related information for the years ended December 31:

                                                                1996                     1995                     1994
                                                  ------------------------------------------------------------------------
                                                              Weighted-                Weighted-                Weighted-
                                                               Average                  Average                  Average
                                                  Options     Exercise     Options     Exercise      Options     Exercise
                                                   (000)        Price       (000)        Price        (000)       Price
                                                  ------------------------------------------------------------------------
Outstanding, beginning of year                      222         $2.86        125         $1.10          --        $  --
Granted                                              65          4.59         97          5.13         125         1.10
Exercised                                            --            --         --            --          --           --
Forfeited                                            --            --         --            --          --           --
                                                  ------------------------------------------------------------------------
Outstanding, end of year                            287         $3.25        222         $2.86         125        $1.10
                                                  ========================================================================
Exercisable, end of year                            189         $3.11         63         $1.40          21        $2.00
Weighted-average fair value of options
     granted during the year                                    $2.25                    $2.79                   $  --

The following table summarizes information about stock options outstanding at December 31, 1996:

                                      Options Outstanding                                 Options Exercisable
----------------------------------------------------------------------------------------------------------------------------
                                                      Weighted-            Weighted-                             Weighted-
                                                      Average              Average                                Average
        Range of                Number of             Remaining             Exercise           Number of          Exercise
Exercise Prices                  Options           Contractual Life          Price              Options            Price
----------------------------------------------------------------------------------------------------------------------------
$  .20 -  $2.00                  125,000              5.5 years             $1.10               104,164            $1.28
  2.50 -   4.50                   97,500              7.6                    3.65                29,166             2.50
  5.63 -   6.82                   64,450              8.8                    6.70                56,116             6.82
----------------------------------------------------------------------------------------------------------------------------
$  .20 -  $6.82                  286,950              6.9                   $3.25               189,446            $3.11

Pursuant to a financial consulting agreement, an investment bank has the right to purchase warrants covering 50,000 of the Company's common shares, with an exercise price of $6.50 per share (an 18% premium over market price on the date of issue). The warrants expire on March 1, 2001. Included in the Company's Financial Statements is $30,000 of expense in 1996 related to the issuance of these stock purchase warrants, which represented the fair value of services received.

6. COMMITMENTS

The Company is obligated under a sublease agreement for its principal office. Future minimum lease payments at December 31, 1996, are as follows: 1997 -- $65,000; 1998 -- $65,000; and 1999 -- $11,000. For the year ended December 31,
1996, rental expense approximated $90,000. Prior to 1996, the Company did not incur any rent expense as such expenses were included in management fees and allocations from Fuel Tech (see Note 7).

As of October 28, 1994, Fuel Tech licensed to the Company all patents and rights associated with its Platinum Fuel Catalyst and other internal combustion emissions control technology. In exchange for the technology license, the Company will pay Fuel Tech a royalty of 2.5% of its annual gross revenue from sales of such Platinum Fuel Catalyst commencing in the year 1998. Under the terms of such license agreement the Company, at its option, can purchase the aforementioned technology for $12 million from Fuel Tech. The license agreement expires in 2008, at which time the Company has the right to have Fuel Tech assign it the technology.

7. RELATED PARTY TRANSACTIONS
On July 1, 1995, the Company entered into a $745,000 promissory demand note with Fuel Tech bearing an interest rate of 8% per annum (the "Demand Note"). Pursuant to the Company's agreement with Fuel Tech, Fuel Tech did not demand repayment during 1996 and the Company made monthly interest payments on the unpaid balance. Subsequent to December 31, 1996, the Company repaid $250,000 of this note, and the balance is due upon demand.

Average trade balances due to Fuel Tech for the years ended December 31,1995 and 1996, approximated $152,000 and $183,000, respectively.

On August 3, 1995, the company signed a Management and Services Agreement with Fuel Tech. According to the agreement, the Company reimburses Fuel Tech for management, services and administrative expenses incurred on behalf of the Company. Additionally, Fuel Tech charged the Company a fee equivalent to an additional 10% of such costs. In June 1996 the Company renegotiated this agreement. Under the new agreement, the Company agreed to pay Fuel Tech a fee equal to an additional 3% or 10% of the costs paid on the Company's behalf, dependent upon the nature of the costs incurred. Prior to the August 1995 agreement, the Company paid Fuel Tech a management fee of $150,000 per quarter, which included the direct costs and associated fees. The Company shares facilities and certain other resources with Fuel Tech and costs are allocated between the companies based on usage. Certain of Fuel Tech's officers and directors serve as officers and directors of the Company and the Company received management and administrative support from Fuel Tech's staff. The financial statements include allocations from Fuel Tech of certain management and administrative costs, which approximate $600,000, $904,000 and $1,232,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $2,801,000 for the period from January 1, 1992, through December 31, 1996. Cost allocations for such periods were based on the amount of management time devoted to the Company. In the opinion of the Company's management, such cost allocations are fair and reasonable.

8. MARKETING AND JOINT DEVELOPMENT AGREEMENTS
In September 1996 the Company entered into a supply agreement with Holt Lloyd International Ltd. ("Holt") of the United Kingdom to sell the Company's PFC for use with Holt's fuel additives in the aftertreatment of fuel for both new and used diesel engines in the consumer car care market. The agreement covers territories worldwide except for North, Central and South America. The term of this agreement is 10 years with the possibility of a term extension. The exclusivity of the agreement is determined by the attainment (or reasonable effort toward the attainment) of predetermined minimum performance levels for each territory on a calendar-year basis. The Company's PFC was test-marketed by Holt in Europe in the fourth quarter of 1996, with commercial sales expected to commence in the first quarter of 1997. This agreement also provides for collaborative testing of the Company's PFC product for gasoline-fueled vehicles, and will be marketed under similar terms by Holt.

On November 11, 1996, the Company entered into a joint development agreement with Engelhard Corporation and Nalco Fuel Tech. The parties agreed to collaborate on the commercialization of various diesel engine NOx control technologies, both in the U.S. and abroad. The companies will demonstrate and market technologies utilizing urea-based NOx catalyst systems.

9. SUBSEQUENT EVENTS
In March 1997, in consideration of his undertaking to assist the Company in obtaining sources of permanent financing, the Company granted a director of the Company a warrant to purchase 25,000 shares of the Company's common stock for $10.00 per share. The warrant expires on March 17, 2004.

Report of Independent Auditors

The Board of Directors and Stockholders / Clean Diesel Technologies, Inc.

We have audited the accompanying balance sheets of Clean Diesel Technologies, Inc. (a development stage company) as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 1996 and for the period from January 1, 1992 through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clean Diesel Technologies, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the period from January 1, 1992 through December 31, 1996, in conformity with generally accepted accounting principles.


                                                  /s/ Ernst & Young LLP

Stamford, Connecticut
March 20, 1997

Corporate Information

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------
Ralph E. Bailey, Chairman, CDT, and Chairman, American Bailey Corporation
Jeremy D. Peter-Hoblyn, Director, President and Chief Executive Officer
John A. de Havilland, Director and Retired Director, J. Henry Schroder Wagg &
Co.
Charles W. Grinnell, Director, Vice President, General Counsel and Corporate Secretary
James M. Valentine, Director, Executive Vice President and Chief Operating
Officer
Scott M. Schecter, Vice President, Chief Financial Officer and Treasurer

CORPORATE INFORMATION
--------------------------------------------------------------------------------
Clean Diesel Technologies, Inc.
300 Atlantic Street, Suite 702
Stamford, Connecticut 06901-3522
203-327-7050
Fax 203-323-0461

ANNUAL STOCKHOLDERS MEETING
--------------------------------------------------------------------------------
Wednesday, June 11, 1997, 10:00 A.M.
Stamford Sheraton
First Stamford Place
Stamford, CT 06901

INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
Ernst &Young LLP
Stamford, Connecticut

TRANSFER AGENT AND REGISTRAR
--------------------------------------------------------------------------------
Chase Mellon Shareholder Services
85 Challenger Road, Overpeck Centre
Ridgefield Park, New Jersey 07660
1-800-288-9541

STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------
Stockholder inquiries should be directed to:
Clean Diesel Technologies, Inc.
203-327-7050

A copy of the company's Annual Report on Form 10K will be provided free of charge upon written request directed to the Corporate Secretary at the offices of Clean Diesel Technologies, Inc.

The company's shares are listed on the NASDAQ Stock Market, Inc. (Symbol
CDTI).

Stock price data:
                                                               HIGH     LOW
                                                               ----     ---
4th Quarter 1995, from December 26,.....................      7 1/4    6 3/8
1st Quarter 1996........................................      7 3/8    5
2nd Quarter 1996........................................      6 1/8    4 3/8
3rd Quarter 1996........................................      6        3 7/8
4th Quarter 1996........................................      4 1/4    2

20